Deep Field Technologies, Inc.
                                 750 Highway 34
                            Matawan, New Jersey 07747
                                 April 25, 2006


VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:        Deep Field Technologies, Inc.
           Registration Statement on Form S-8
           SEC File No. 333-130320

Ladies and Gentlemen:

           Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Deep Field Technologies, Inc. (the "Company") hereby applies for the immediate withdrawal of its Registration Statement on Form S-8, File No. 333-130320, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on December 14, 2005 being declared effective on that date and no securities have been sold in connection with the offering.

           The withdrawal is being sought as the Company incorrectly filed the Form S-8 under the belief that it was not a "shell company" as defined in ss.230.405 of the regulations promulgated by the Commission under the Securities Act of 1933, as amended. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

           The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

           If you have any questions concerning our request for withdrawal, please call Lawrence A. Muenz of Meritz & Muenz LLP, our counsel, at (202) 787-1964. Please provide a copy of the Order consenting to this withdrawal to Mr. Muenz by facsimile at (202) 787-3909.



                                       Respectfully submitted,

                                       DEEP FIELD TECHNOLOGIES, INC.

                                       By: /s/ Mark Meller
                                       ----------------------------------
                                       Name:  Mark Meller
                                       Title: President and CEO


cc: Lawrence A. Muenz